PEBBLE PARTNERSHIP APPOINTS CHIEF OPERATING OFFICER

March 1, 2012, Vancouver, BC -- Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") (TSX: NDM; NYSE Amex: NAK) is pleased to announce that the Pebble Limited Partnership (the "Pebble Partnership" or "PLP") has appointed Réjean Carrier as Chief Operating Officer to lead the Pebble Project operations and technical program.

Mr. Carrier is a geological engineer with 35 years of global experience leading large-scale development and infrastructure projects from pre-development, engineering design, and permitting through to construction and operations. His professional experience spans numerous multi-billion dollar development projects in nickel, aluminum, iron ore, concrete and power generation.

Most recently, Mr. Carrier was Site Director and Deputy Project Director for Konaimbo Nickel in New Caledonia, where he managed the construction of a $5 billion nickel operation including mine and mill-site development port infrastructure, and a 350 MW power plant. Prior to that, Mr. Carrier worked for SNC Lavalin as Senior Vice President of Operations, Construction Division and Project Manager for the Aluminum Division. There his work included management of engineering procurement and construction for an aluminum smelter complex in Qatar, and the development of an aluminum smelter including port and power plant in the United Arab Emirates (UAE).

Northern Dynasty President and CEO Ronald Thiessen commented, “Réjean has extensive experience working in northern climates similar to that of the Pebble Project, as well as in leading globally significant projects that combine significant mine-site development with corresponding infrastructure elements, such as power, port and road. His familiarity with North American permitting and regulatory requirements, and his proven ability to develop local contracting and workforce expertise, will help drive Pebble towards successful project completion, while maintaining its commitment to responsible mineral development.”

About the Pebble Project

The Pebble Project is an initiative of the Pebble Partnership to responsibly develop a globally significant copper, gold and molybdenum deposit in southwest Alaska into a modern, long-life mine. The project is located 200 miles southwest of Anchorage on state land designated through two public land use planning exercises for mineral exploration and development. It is situated approximately 1,000 feet above sea-level, 65 miles from tidewater on Cook Inlet and presents favourable conditions for successful mine site and infrastructure development.

The Pebble Project consists of the Pebble deposit, surrounding mineral claims and a stream of financing being provided by Northern Dynasty's project partner Anglo American US (Pebble) LLC. The Pebble Partnership was established in July 2007 as a 50:50 partnership between a wholly-owned affiliate of Northern Dynasty and a wholly-owned subsidiary of Anglo American plc. Both Northern Dynasty and Anglo American have equal ownership and direction of the Pebble Partnership.

Under the terms of the Pebble Limited Partnership Agreement, Anglo American is required to elect to commit $1.5 billion in staged investments in order to retain its 50% interest in the Pebble Project. Funds provided by Anglo American are currently being invested in comprehensive exploration, engineering, environmental and socioeconomic programs toward the future development of the Pebble Project.

About Northern Dynasty

Northern Dynasty Minerals Ltd. is a mineral exploration and development company based in Vancouver, Canada, which holds indirect interests in 650 square miles of mineral claims in southwest Alaska, USA. Northern Dynasty's principal asset is a 50% interest in the Pebble Partnership, owner of the Pebble Copper-Gold-Molybdenum Project. The Pebble Project is an advanced-stage initiative to develop one of the most important mineral resources in the world.

For further details on Northern Dynasty please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploration and exploitation successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in and the effect government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.